

Mail Stop 3030

May 18, 2010

Via U.S. Mail and Facsimile to (203) 373-2884

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

> **Re:** **General Electric Company**
> **Form 10-K for the Fiscal-Year ended December 31, 2009**
> **Filed February 19, 2010**
> **Form 10-Q for the Fiscal-Quarter ended March 31, 2010**
> **File No. 001-00035**

Dear Mr. Sherin:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year ended December 31, 2009

Finance Receivables, page 50

1.   We note the disclosure on page 53 that the ratio of allowance for real estate loan losses as a percentage of non-earning real estate receivables declined from 155.2% at December 31, 2008 to 119.3% at December 31, 2009 and continued to decline to 89.1% at March 31, 2010. As a percentage of non-earning and restructured real estate receivables the allowance for real estate loan losses was 62% at December 31, 2009 and continued to decline to approximately 46% at March 31, 2010. Further, we note that impaired real estate receivables increased by $5.7 billion or 712% in fiscal 2009 to total $6.5 billion at December 31, 2009 and that non-earning real estate receivables increased from $0.2 billion at the 2008 year-end to $1.3 billion at the 2009 year-end. We also note your disclosure on page 48 that you expect current economic conditions to persist in 2010, which will likely result in higher losses. Additionally, we note from your Form 10-Q for the period ended March 31, 2010 that as of March 31, 2010 impaired real estate receivables increased to total $7.5 billion and non-earning real estate receivables increased to $1.7 billion. In light of the above, please address the following:

   •   Discuss for us the factors you considered in concluding that the allowance for loan losses allocated to the real estate portfolio was reasonable at December 31, 2009 and March 31, 2010.
   •   Describe and quantify for us in greater detail how you used delinquency statistics, loan-to-value ratios, estimated collateral values, expected future level of interest rates, charge-offs, and other relevant assumptions in determining the amount of the provision required in fiscal 2009 and the first fiscal quarter of 2010.

2.   We note from pages 48 and 51 that you restructure financial receivables to minimize economic loss, which can result in rate reductions, principal forgiveness, forbearance or other actions. We also note that troubled debt restructurings totaled $3.0 billion at December 31, 2009 and $4.3 billion at March 31, 2010.

   •   Tell us the amount by which troubled debt restructurings increased during fiscal 2009 and the first quarter of 2010 and the amount of charge-offs related to these loans in those periods.
   •   Explain to us how your normal methodology for establishing your allowance for loan losses includes restructured loans and discuss the risks, if any, that the restructuring of a loan could delay establishing the appropriate allowance.
   •   Tell us whether any amounts written-off as part of loan restructurings – e.g., principal forgiveness, were already reflected in the allowance for loans losses as of that date and reported as charge-offs, or whether they required specific additions to your provision for loan losses in the period.

- Provide us with the amount of loan modifications undertaken in fiscal 2009 and the first quarter of 2010 that did not meet the definition of a troubled debt restructuring and are not reflected in the amounts you report as troubled debt restructurings. Explain to us how these modifications are factored into your allowance for loan loss methodology.
- Tell us the amount of loan modifications and restructured loans that re-defaulted in fiscal 2009 and the first quarter of 2010, separately providing the amounts for real estate loans, CLL and consumer loans and explain to us how re-defaults of these loans are factored into your allowance for loan loss methodology.

Real Estate, page 68

3. We see that you review the estimated value of your commercial real estate investment portfolio semi-annually and as of the most recent assessment, the carrying value of your real estate investments exceeded the estimated value by approximately $7 billion. Also, we note that given the current and expected challenging market conditions, there continues to be risk and uncertainty surrounding commercial real estate values and your unrealized loss on real estate equity properties may continue to increase. Given the significant difference between the carrying value and estimated value of your real estate investments and the uncertainty surrounding real estate values, please respond to the following:

- Tell us the date of the most recent assessment impairment of the real estate investment portfolio and describe the methodologies you employ to assess impairment.
- Tell us how you group the real estate investments in the portfolio for purposes of your impairment analysis and your rationale for such asset groupings.
- For significant asset groups or individual assets, please describe how the $7 billion deficit in estimated value is allocated to the portfolio and to which of those groupings the $800 million impairment recorded in fiscal 2009 and the $600 million impairment recorded in the quarter ended March 31, 2010 was allocated. Also, provide the length of time each asset group has been in a continuous unrealized loss position at December 31, 2009 and March 31, 2010.
- Describe for us the significant inputs and key assumptions of the undiscounted cash flow model utilized and the sensitivity of the impairment recorded to changes in those assumptions.
- Discuss the degree of uncertainty to those assumptions, to the extent possible.
- Provide us with a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and the potential effects that these changes could have on your financial statements.
- Discuss in more detail the factors that significantly impacted the estimated value of the real estate investments.

4.   We note from page 18 that you acquire equity positions in various types of properties as part of your commercial real estate business. In addition, on page 120 you refer to your cost method investments in real estate.

- Tell us whether, for any of your investments in real estate, you are required to assess impairment, determine whether that impairment is other than temporary, and measure the impairment loss pursuant to the guidance in FASB ASC 320-10-35.
- If so, in future filings, revise this section to disclose that fact and describe the methodology you employ in assessing impairment on those investments.
- Tell us the amount of real estate investments you were required to assess for impairment pursuant to that guidance and, to the extent different from the information provided in footnote (d) to the table on page 120, provide us with the unrealized losses relating to those assets at December 31, 2009 and March 31, 2010, distinguishing between those investments in a continuous loss position (i) less than one year and (ii) more than one year.

Financial Measures that Supplement Generally Accepted Accounting Principles, page 73

Capital Finance Ending Net Investment (ENI), page 75

5.   We note the non-GAAP measure "Capital Finance Ending Net Investment, excluding the effect of currency exchange rates" on page 75. We note from your disclosure that you believe that the measure is an indicator of the capital (debt or equity) required to fund the business. You also disclose that by excluding the impact of GECS discontinued operations, GECS headquarters ENI and the effects of currency exchange movements you are providing a more meaningful measure for your Capital Finance segment. In future filings please revise the section to disclose the following:

- Explain why you believe excluding these three items, especially the impact of GECS headquarters items, provides a more meaningful measure for this segment. Specially explain what GECS headquarters ENI represents and why it would not be included in the segment's ENI.
- Provide a more detailed explanation of the reasons why your management believes that presentation of this non-GAAP measure provides useful information and is meaningful to investors in understanding your financial condition and results of operations.
- Provide us with a copy of your proposed disclosure.

Keith S. Sherin
General Electric Company
May 18, 2010
Page 5

Item 8. Financial Statements and Supplementary Data, page 81

Note 2. Assets and Liabilities of Businesses Held for Sale and Discontinued Operations, page 101

Assets and Liabilities of Businesses Held for Sale, page 101

6.   We see that on December 3, 2009, you entered into an agreement with Comcast
        Corporation to transfer the assets of NBCU to a newly formed entity in which you will
        own a 49% interest. You have also agreed to acquire portions of Vivendi's interest in
        NBCU, dependent upon the timing of the aforementioned transaction with Comcast.
        Accordingly, you have classified the NBCU assets and liabilities as held for sale as of
        December 31, 2009. We note that FASB ASC 360-10-35-43 requires the disposal group
        be measured at the lower of its carrying amount or fair value less cost to sell. Please
        describe for us in detail how you assessed and evaluated the carrying value and fair value
        less cost to sell of the NBCU disposal group in accordance with this standard.

7.   In this regard, please tell us how you intend to account for your 49% equity investment in
        the newly formed entity. Please discuss the impact of the transaction on your financial
        statements after consummation.

Note 3. Investment securities, page 105

8.   We note the disclosure that the "vast majority" of your securities are available for sale.
        Tell us whether you held any held to maturity securities at December 31, 2008, December
        31, 2009 and March 31, 2010. Tell us whether you have had any transfers between
        categories of investment in the periods then-ended and if so, provide the amounts
        transferred, the categories from which transferred, the amounts of any losses recorded,
        and the amount of any related unrealized losses reflected in accumulated other
        comprehensive income.

Note 23. Off- Balance Sheet Arrangements, page 154

9.   We note from page 156 that in the first quarter of 2009, you sold a 1% limited partnership
        interest in PTL, a previously consolidated VIE, to Penske Truck Leasing Corporation, the
        general partner of PTL, whose majority shareowner is a member of GE's Board of
        Directors. Also, we note that the disposition of the shares, coupled with your resulting
        minority position on the PTL advisory committee and related changes in your contractual
        rights, resulted in the deconsolidation of PTL.

        •   Explain to us in detail how the above changes met the criteria outlined in FASB ASC
            810-10-35-4.
        •   Provide us with the analysis you performed under FASB ASC 810-10-25 in
            concluding that you are not the primary beneficiary required to consolidate PTL.

Exhibit 31

10. We note that you removed the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraphs 4(d) of the certifications. In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications. This comment also applies to your Form 10-Q for the fiscal quarter-ended March 31, 2010.

Form 10-Q for the Fiscal-Quarter ended March 31, 2010

Exhibit 99(a)

11. Describe the differences between the Capital Finance ENI measure presented on page 75 in your Form 10-K for the fiscal year ended December 31, 2009 and the GE Capital ENI measure presented here.

   • Tell us why the adjustments related to GECS headquarters ENI and foreign currency exchange rates were not reflected in the GE Capital ENI non-GAAP measure presented here.
   • Explain why you now exclude cash and cash equivalents in calculating this measure.

12. As you disclose in both documents that ENI is used to measure the size of your financial services business and that management believes the measure is an indicator of the capital required to fund the business, please explain your reasons for changing the manner in which the measure is calculated and tell us whether management intends to consistently derive the measure in this manner in future filings.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief